                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT
                                   TO 13D-2(A)

                             (AMENDMENT NO.________)

                             Mid-State Raceway, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, $.10 par value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                     0-1607
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Martin J. Gersten, Esq.
                               90 Birch Hill Road
                           Newtown, Connecticut 06470
                                 (203) 364-0290
--------------------------------------------------------------------------------

            (Name, address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                  June 3, 2002
--------------------------------------------------------------------------------
             (Date of Event which requires filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

1 NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Shawn A. Scott;

   Vernon, LLC, a Nevada limited liability company (hereinafter "Vernon");

                  I. R.S. Identification No.03-0385571; and

   All Capital, LLC, a Nevada limited liability company (hereinafter "All Capital);

                  I.R.S. Identification No.01-0709870.

   Shawn A. Scott is the sole member and manager of both Vernon and All Capital.

   The information set forth on this second part is with respect to Shawn A. Scott.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a)     [   ]
                                           (b)     [   ]

3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS                                  OO
--------------------------------------------------------------------------------


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)            [   ]
--------------------------------------------------------------------------------


6  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

7  NUMBER OF SHARES BENEFICIALLY OWNED BY MR. SCOTT AS TO
   WHICH HE EXERCISES SOLE VOTING POWER

   Mr. Scott, by virtue of his being the sole member and manager of Vernon and All Capital, exercises the voting and dispositive power of each of such entities with respect to shares beneficially owned by each.

   Vernon, owns 19,549 shares (hereinafter the "Purchased Shares") of Common Stock, $.10 par value (hereinafter the "Common Stock") of Mid-State Raceway,

         Inc. (hereinafter the "Issuer") and holds a secured promissory note convertible at the election of Vernon at any time after August 1, 2002, and prior to the payment of such promissory note into (a)200,000 shares of authorized but unissued Common Stock (hereinafter the "Conversion Shares") if the Exclusive Option Agreement (defined in the Issuer's Current Report on Form 8-K with respect to the month of April 2002) is not approved by the stockholders of the Issuer and/or thereafter not implemented, or (b) 50,000 shares of authorized but unissued Common Stock if the Exclusive Option Agreement is approved by the stockholders of the Issuer and thereafter implemented.

         All Capital holds a warrant (hereinafter the "Warrant") to purchase at any time subsequent to August 1,2002, and prior to March 31, 2007, 500,000 shares of authorized but unissued Common Stock (hereinafter the "Warrant Shares"); provided however, that if the Exclusive Option Agreement is approved by the stockholders of the Issuer and thereafter implemented, the Warrant is not exercisable.

         If as of June 3, 2002, the Exclusive Option Agreement:

                  (i) had been approved by the stockholders of the Issuer and thereafter implemented (a) Vernon would have been deemed to be the beneficial owner of 69,549 shares of Common Stock (including 50,000 Conversion Shares is entitled to acquire) which would represent 14.1% percent of the then issued and outstanding shares of Common Stock (including for this purpose the 50,000 Conversion Shares); (b) All Capital would not have been deemed to be the beneficial owner of any shares of Common Stock; and (c) Mr. Scott, by virtue of his ownership of Vernon, would have been deemed to be the beneficial owner of 69,549 shares of Common Stock (including 50,000 Conversion Shares which Vernon is entitled to acquire) which would represent 14.1% percent of the then issued and outstanding shares of Common Stock (including for this purpose the 50,000 Conversion Shares); and

                  (ii) had not been approved by the stockholders of the Issuer and/or not thereafter implemented (a) Vernon would have been deemed to be the beneficial owner of 219,549 shares of Common Stock (including 200,000 Conversion Shares which it has the right to acquire) which would represent 34.2% percent of the then issued and outstanding shares of Common Stock (including for this purpose the 200,000 Conversion Shares); (b) All Capital would been deemed to be the beneficial owner of 500,000 Warrant Shares which would represent 53% percent of the then issued and outstanding shares of Common Stock (including for this purpose the 500,000 Warrant Shares), and (c) Mr. Scott, by virtue of his ownership of Vernon and All Capital, would have been deemed to be the beneficial owner of 719,549 shares of Common Stock (including the 200,000 Conversion Shares which Vernon is entitled to acquire and 500,000 Warrant Shares which All Capital is entitled to acquire) which would represent 73% percent of the then issued and outstanding shares of Common Stock (including for this purpose the 200,000 Conversion Shares and 500,000 Warrant Shares).

         Reference is hereby made to the answer to Item 5 hereof with respect to additional securities of the Issuer which are subject to agreements between the current beneficial owners thereof and Vernon but which have been excluded from the computation set forth above as conditions precedent to the consummation of such agreements have not been satisfied and may not be satisfied within the next 60 days.

--------------------------------------------------------------------------------


8        NUMBER OF SHARES BENEFICIALLY OWNED BY MR. SCOTT AS TO
         WHICH HE EXERCISES SHARED VOTING POWER      -0-
--------------------------------------------------------------------------------


9        NUMBER OF SHARES BENEFICIALLY OWNED BY MR. SCOTT AS TO
         WHICH HE EXERCISES SOLE DISPOSITIVE POWER

         Reference is hereby made to the answer set forth in row 7 of this second part which is hereby incorporated herein by reference with the same full force and effect as if set forth herein in full.
--------------------------------------------------------------------------------


10       NUMBER OF SHARES BENEFICIALLY OWNED BY MR. SCOTT AS TO
         WHICH HE EXERCISES SHARED DISPOSITIVE  POWER   -0-
--------------------------------------------------------------------------------


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY MR. SCOTT

         Reference is hereby made to the answer set forth in row 7 of this second part which is hereby incorporated herein by reference with the same full force and effect as if set forth herein in full.
--------------------------------------------------------------------------------

12       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES                                       [   ]
--------------------------------------------------------------------------------


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         Reference is hereby made to the answer set forth in row 7 of this second part which is hereby incorporated herein by reference with the same full force and effect as if set forth herein in full.
--------------------------------------------------------------------------------


14       TYPE OF REPORTING PERSON                             IN
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Shawn A. Scott;
         Vernon, LLC, a Nevada limited liability company (hereinafter "Vernon");
                  I.R.S. Identification No. 03-0385571; and
         All Capital, LLC, a Nevada limited liability company  (hereinafter
          "All Capital); I.R.S. Identification No.01-0709870.

         Shawn A. Scott is the sole member and manager of both Vernon and All Capital.

         The information set forth on this second part is with respect to
         Vernon.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)     [   ]
                                             (b)     [   ]
--------------------------------------------------------------------------------


3        SEC USE ONLY
--------------------------------------------------------------------------------


4        SOURCE OF FUNDS                              OO
--------------------------------------------------------------------------------


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO  ITEM 2(d) or 2(e)                [   ]
--------------------------------------------------------------------------------


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Nevada
--------------------------------------------------------------------------------

7        NUMBER OF SHARES BENEFICIALLY OWNED BY VERNON AS TO
         WHICH IT EXERCISES SOLE VOTING POWER

         Vernon, owns 19549 shares (hereinafter the "Purchased Shares") of Common Stock, $.10 par value (hereinafter the "Common Stock") of Mid-State Raceway, Inc. (hereinafter the "Issuer") and holds a secured promissory note convertible at the election of Vernon at any time after August 1, 2002, and prior to the payment of such promissory note into
         (a)200,000 shares (hereinafter the "Conversion Shares")of authorized but unissued Common Stock if the Exclusive Option Agreement (defined in the Issuer's Current Report on Form 8-K with respect to the month of April 2002) is not approved by the stockholders of the Issuer and/or thereafter not implemented, or (b) 50,000 shares of authorized but unissued Common Stock if the Exclusive Option Agreement is approved by the stockholders of the Issuer and thereafter implemented.

         If as of June 3, 2002, the Exclusive Option Agreement:

                  (i) Had been approved by the stockholders of the Issuer and thereafter implemented Vernon would have been deemed to be the beneficial owner of 69,549 shares of Common Stock (including 50,000 Conversion Shares which it has the right to acquire) which would represent 14.1% percent of the then issued and outstanding shares of Common Stock (including for this purpose 50,000 Conversion Shares; and

                  (ii had not been approved by the stockholders of the Issuer and/or not thereafter implemented Vernon would have been deemed to be the beneficial owner of 219,549 shares of Common Stock (including 200,000 Conversion Shares which it has the right to acquire) which would represent 34.2% percent of the then issued and outstanding shares of Common Stock (including for this purpose 200,000 Conversion Shares).

         Reference is hereby made to the answer to Item 5 hereof with respect to additional securities of the Issuer which are subject to agreements between the current beneficial owners thereof and Vernon but which have been excluded from the computation set forth above as conditions precedent to the consummation of such agreements have not been satisfied and may not be satisfied within the next 60 days.
--------------------------------------------------------------------------------


8        NUMBER OF SHARES BENEFICIALLY OWNED BY VERNON AS TO
         WHICH IT EXERCISES SHARED VOTING POWER     -0-
--------------------------------------------------------------------------------


9        NUMBER OF SHARES BENEFICIALLY OWNED BY VERNON AS TO
         WHICH IT EXERCISES SOLE DISPOSITIVE POWER

         Reference is hereby made to the answer set forth in row 7 of this second part which is hereby incorporated herein by reference with the same full force and effect as if set forth herein in full.
--------------------------------------------------------------------------------

10       NUMBER OF SHARES BENEFICIALLY OWNED BY VERNON AS TO
         WHICH IT EXERCISES SHARED DISPOSITIVE  POWER  -0-
--------------------------------------------------------------------------------


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY VERNON

         Reference is hereby made to the answer set forth in row 7 of this second part which is hereby incorporated herein by reference with the same full force and effect as if set forth herein in full.
--------------------------------------------------------------------------------


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES                         [   ]
--------------------------------------------------------------------------------


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         Reference is hereby made to the answer set forth in row 7 of this second part which is hereby incorporated herein by reference with the same full force and effect as if set forth herein in full.
--------------------------------------------------------------------------------


14       TYPE OF REPORTING PERSON               OO
--------------------------------------------------------------------------------

         NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Shawn A. Scott;
         Vernon, LLC, a Nevada limited liability company (hereinafter "Vernon");
                  I. R.S. Identification No. 03-0385571; and

         All Capital, LLC, a Nevada limited liability company (hereinafter "All
          Capital);
                  I.R.S. Identification No.01-0709870.

         Shawn A. Scott is the sole member and manager of both Vernon and All
          Capital.

         The information set forth on this second part is with respect to All
           Capital.
--------------------------------------------------------------------------------


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                    (a)     [   ]
                                                    (b)     [   ]
--------------------------------------------------------------------------------


3        SEC USE ONLY
--------------------------------------------------------------------------------


4        SOURCE OF FUNDS                                    OO
--------------------------------------------------------------------------------


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO  ITEM 2(d) or 2(e)                     [   ]
--------------------------------------------------------------------------------


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Nevada
--------------------------------------------------------------------------------


7        NUMBER OF SHARES BENEFICIALLY OWNED BY ALL CAPITAL AS TO
         WHICH IT EXERCISES SOLE VOTING POWER

         All Capital holds a warrant (hereinafter the "Warrant") to purchase at any time subsequent to August 1,2002, and prior to March 31, 2007, 500,000 shares(hereinafter the "Warrant Shares") of authorized but unissued Common Stock; provided however, that if the Exclusive Option Agreement (defined in the Issuer's Current Report on Form 8-K with respect to the month of April 2002) is approved by the stockholders of the Issuer and thereafter implemented, the Warrant is not exercisable.

         If as of June 3, 2002, the Exclusive Option Agreement:

                  (i) had been approved by the stockholders of the Issuer and thereafter implemented All Capital would not have been deemed to be the beneficial owner of any shares of Common Stock; and

                  (ii) had not been approved by the stockholders of the Issuer and/or not thereafter implemented All Capital would been deemed to be the beneficial owner of 500,000 Warrant Shares which would represent 53% percent of the then issued and outstanding shares of Common Stock (including for this purpose 500,000 Warrant Shares).
--------------------------------------------------------------------------------


8        NUMBER OF SHARES BENEFICIALLY OWNED BY ALL CAPITAL AS TO
         WHICH IT EXERCISES SHARED VOTING POWER        -0-
--------------------------------------------------------------------------------


9        NUMBER OF SHARES BENEFICIALLY OWNED BY ALL CAPITAL AS TO
         WHICH IT EXERCISES SOLE DISPOSITIVE POWER

         Reference is hereby made to the answer set forth in row 7 of this second part which is hereby incorporated herein by reference with the same full force and effect as if set forth herein in full.
--------------------------------------------------------------------------------


10       NUMBER OF SHARES BENEFICIALLY OWNED BY ALL CAPITAL AS TO
         WHICH IT EXERCISES SHARED DISPOSITIVE  POWER    -0-
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY ALL CAPITAL

         Reference is hereby made to the answer set forth in row 7 of this second part which is hereby incorporated herein by reference with the same full force and effect as if set forth herein in full.
--------------------------------------------------------------------------------


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES                               [   ]
--------------------------------------------------------------------------------


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         Reference is hereby made to the answer set forth in row 7 of this second part which is hereby incorporated herein by reference with the same full force and effect as if set forth herein in full.
--------------------------------------------------------------------------------


14       TYPE OF REPORTING PERSON                    OO
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

This Schedule relates to the Common Stock, $.01 par value, of Mid-State Raceway, Inc. (the "Issuer"). The address of the Issuer's principal executive office is:

         14 Ruth Street
         Vernon, New York 13476.

ITEM 2.           IDENTITY AND BACKGROUND

This Schedule is being filed by Shawn A. Scott (hereinafter "Scott") and the following two limited liability companies of which Mr. Scott is the sole member and manager: Vernon, LLC (hereinafter "Vernon") and All Capital, LLC (hereinafter "All Capital").

         (a) Shawn A. Scott, is a citizen of the United States of America and maintains business offices at 1055 East Tropicana Ave. Suite 700, Las Vegas Nevada 89119. Mr. Scott is principally engaged in the business of personally providing and/or securing from third parties equity and debt capital for public and private businesses. Generally, to the extent such investments are made with personal funds, Mr. Scott forms and/or causes the formation of, single purpose limited liability companies (such as Vernon and All Capital) to implement such investments. During the last five years, Mr.
                  Scott: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and
                  (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding has not been, and is presently not, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or has any finding been made of any violation with respect to such laws.

         (b) Vernon, LLC (hereinafter "Vernon") is a Nevada limited liability company having its principal office at 1055 East Tropicana Ave. Suite 700, Las Vegas Nevada 89119. Vernon is principally engaged in the business of lending money to the Issuer and acquiring shares of the Issuer's Common Stock. During the last five years, Vernon: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding has not been, and is presently not, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or has any finding been made of any violation with respect to such laws. Mr. Shawn A. Scott is the sole member and manager of Vernon; and the information with respect to Mr. Scott set forth in response to Items 2 through 6 of this Schedule is hereby incorporated herein by reference with respect to Vernon.

         (c) All Capital, LLC (hereinafter "All Capital") is a Nevada limited liability company having its principal office at 1055 East Tropicana Ave. Suite 700, Las Vegas Nevada 89119. All Capital is principally engaged in the business of lending money to the Issuer and acquiring shares of the Issuer's Common Stock. During the last five years, All Capital: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding has not been, and is presently not, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or has any finding been made of any violation with respect to such laws. Mr. Shawn A. Scott is the sole member and manager of All Capital; and the information with respect to Mr. Scott set forth in response to Items 2 through 6 of this Schedule is hereby incorporated herein by reference with respect to All Capital.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Schedule is being filed with respect to:

         (a) the acquisition by Vernon of 19,549 shares of Common Stock (hereinafter the "Purchased Shares") for $246,863;

         (b) the possible acquisition, subsequent to August 1, 2002, by Vernon of up to 200,000 shares of Common Stock (hereinafter the "Conversion Shares") for the aggregate amount of $400,000 upon the exercise by Vernon of the conversion privilege set forth in a certain $400,000 secured convertible promissory note executed the Issuer (hereinafter the "Convertible Note"); and

         (c) the possible acquisition, subsequent to August 1,2002, by All Capital of up to 500,000 shares of Common Stock (hereinafter the "Warrant Shares") for the aggregate amount of $1,000,000 upon the exercise by All Capital of a certain warrant executed by the Issuer (hereinafter the "Warrant") in conjunction with the loan by All Capital to the Issuer of $8,500,000 (hereinafter the "Allcap Loan").

Mr. Shawn A. Scott, the sole member and manager of both Vernon and All Capital, indirectly provided all of the funds utilized by (i) Vernon to acquire the Purchased Shares, to make the loan evidenced by the Convertible Note (and, if exercised, the purchase of the Conversion Shares, and (ii) by All Capital to make the Allcap Loan (and, if exercised, the purchase of the Warrant Shares). In implementation of this funding, Mr. Scott caused Vinton Racing, LLC (of which he is the sole member and manager) to cause its wholly owned subsidiary, DDRA Capital, Inc. to lend such sums to Vernon and All Capital, respectively.

ITEM 4.           PURPOSE OF TRANSACTION

The acquisitions of the securities of the Issuer were made for the following purposes:

         (a) The acquisition of the Purchased Shares and, if acquired, either or both of the Conversion Shares and the Warrant Shares was and will be motivated, as the case may be, by a desire to acquire a substantial portion of the issued and outstanding shares of Common Stock for investment purposes so as to benefit from an increase in the value thereof resulting from profits to be generated from the installation and operation of video lottery terminals (hereinafter the "VLT's") at Vernon Downs, the racetrack owned and operated by the Issuer. Legislation recently adopted in the State of New York will permit the Issuer to install a minimum of 500 VLT's at its racetrack which it is anticipated should result in a material increase in profitability of the Issuer and a concomitant increase in the value of its Common Stock;

         (b) The loan by Vernon to the Issuer of $400,000 and in connection therewith the acquisition of the Convertible Note was necessitated by the emergency need for working capital (the absence of which resulted from several years of unprofitable operations) and the need to establish to the New York State Racing and Wagering Board the ability of the Issuer to fund its operations at Vernon Downs during the 2002 racing season; and

         (c) The Allcap Loan by All Capital to the Issuer in the amount of $8,500,000 was necessitated by the immediate needs of the Issuer to (i) pay $2,816,000 to Richard C. Breeden, Trustee, in order for the Issuer to retain ownership of its hotel situated at Vernon Downs, (ii) satisfy maturing secured mortgage debt and mechanics liens in the amount of approximately $3,265,000 and for additional working capital.

In connection with the foregoing, Mr. Scott (through All Capital) has offered to provide to the Issuer an additional approximately $4,000,000 of secured debt proceeds in order to enable the Issuer to construct the facility at Vernon Downs required for the installation and operation of the VLT's (estimated at approximately $3,000,000) and for additional working capital required through the end of 2002. Although the terms and conditions of the additional financing are to be negotiated, and there can be no assurance that such additional financing will be consummated, it is anticipated that the lender (which may be All Capital or another entity owned by Mr. Scott) will receive warrants to purchase additional shares of the Common Stock in connection with this transaction.

Under the terms of the Convertible Note and the Allcap Loan, Vernon and All Capital were entitled to nominate 6 members to the 12 member Board of Directors of the Company; subject to the Issuer's By-laws requirement that each member be licensed by the New York State Racing and Wagering Board. In order to assist the Issuer in maintaining its current racetrack and simulcast licenses, on April 3, 2002, Mr. Scott, Vernon and All Capital entered into an Undertaking with the Issuer pursuant to which (d) Vernon and All Capital agreed to waive their respective rights to designate any members to the Board of Directors through July 5, 2002, and (e) Mr. Scott agreed that neither he nor his designees would participate in the management of the Issuer and/or communicate with the management of the Issuer through July 5, 2002.

In the event that Exclusive Option Agreement is approved by the stockholders of the Issuer and thereafter implemented (f) the Issuer is required to repay the Convertible Note and the Allcap Loan, (g) the number of Conversion Shares issuable upon the exercise of the conversion privilege will be reduced from 200,000 to 50,000, and (h) the Warrant will not be exercisable and none of the Warrant Shares will be issued.

Subject to the resolution of licensing issues pending before the New York State Racing and Wagering Board, Mr. Scott (through Vernon or another wholly owned entity) intends to acquire the securities of the Issuer owned by Messrs. Signorelli and Giambona described in Item 5 hereof.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

If as of June 3, 2002, the Exclusive Option Agreement:

         (a) had been approved by the stockholders of the Issuer and thereafter implemented:

                  (i) Vernon would have been deemed to be the beneficial owner of 69,549 shares of Common Stock (including 50,000 Conversion Shares which it has the right to acquire) which would represent 14.1% percent of the then issued and outstanding shares of Common Stock (including for this purpose the 50,000 Conversion Shares);

                  (ii) All Capital would not have been deemed to be the beneficial owner of any shares of Common Stock (as the Warrant would not be exercisable);

                  (iii) Mr. Scott, by virtue of his ownership of Vernon, would have been deemed to be the beneficial owner of 69,549 shares of Common Stock (including 50,000 Conversion Shares which Vernon has the right to acquire) which would represent 14.1% percent of the then issued and outstanding shares of Common Stock (including for this purpose the 50,000 Conversion Shares); and

         (b) had not been approved by the stockholders of the Issuer and/or not thereafter implemented:

                  (i) Vernon would have been deemed to be the beneficial owner of 219,549 shares of Common Stock (including 200,000 Conversion Shares which it has the right to acquire) which would represent 34.2% percent of the then issued and outstanding shares of Common Stock (including for this purpose the 200,000 Conversion Shares);

                  (ii) All Capital would been deemed to be the beneficial owner of the 500,000 Warrant Shares (which it has the right to acquire) which would represent 53% percent of the then issued and outstanding shares of Common Stock (including for this purpose the 500,000 Warrant Shares); and

                  (iii) Mr. Scott, by virtue of his ownership of Vernon and All Capital, would have been deemed to be the beneficial owner of 719,549 shares of Common Stock (including both the 200,000 Conversion Shares which Vernon has the right to acquire and the 500,000 Warrant Shares which All Capital has the right to acquire) which would represent 63% percent of the then issued and outstanding shares of Common Stock (including for this purpose both the 200,000 Conversion Shares and the 500,000 Warrant Shares).

Mr. Scott, as the sole member and manager of Vernon and All Capital has the sole right to vote and/or dispose of the Purchased Shares and any of the Conversion Shares and/or Warrant Shares which may be acquired by Vernon or All Capital, respectively.

During the past sixty days none of Mr. Scott, Vernon or All Capital have effected any transactions in the Common Stock of the Issuer.

On February 12, 2002, Vernon entered into agreements with each of John Signorelli and Dominic Giambona to purchase from each of them (c) 68,833 shares of Common Stock, (d) a 50% undivided interest in a warrant to purchase up to 175,000 shares of Common Stock, and (e) any rights to receive any additional shares of Common Stock from the Issuer pursuant to a "bulk up" or other distribution. The securities described in clauses (c), (d) and (e) of this Item 5 have not been included in the computations set forth in clauses (a), (b) and
(c) of this Item 5 as (f) conditions precedent to the consummation of such have not been satisfied and may not be satisfied within the next 60 days and (g) none of Mr. Scott, Vernon or All Capital has any right to exercise the voting power of any of such shares.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Scott, Vernon and/or All Capital and/or among any one or more of them and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies except as expressly set forth elsewhere herein.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2002                         /s/ Shawn A. Scott
                                             ----------------------------------
                                             Shawn A. Scott, individually


Dated: June 13, 2002                         Vernon, LLC


                                             By /s/ Shawn A. Scott
                                               --------------------------------
                                             Shawn A. Scott
                                             Manager


Dated: June 13, 2002                         All Capital, LLC


                                             By /s/ Shawn A. Scott
                                               --------------------------------
                                             Shawn A. Scott
                                             Manager